

December 14, 2021

Alane Barnes
Chief Legal Officer
BioCryst Pharmaceuticals, Inc.
4505 Emperor Blvd., Suite 200
Durham, North Carolina 27703

> **Re: BioCryst Pharmaceuticals, Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2020**
> **Filed March 1, 2021**
> **File No. 000-23186**

Dear Ms. Barnes:

We have reviewed your filing and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to this comment, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2020

Notes to Consolidated Financial Statements
Note 3. Royalty Monetizations, page 64

1. We see that you used level 3 inputs to determine the fair value of the ORLADEYO royalty financing obligation. Please tell us where you provided all of the relevant disclosures required by ASC 820-10-50, including quantitative information about the significant unobservable inputs used in the fair value measurement.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Kristin Lochhead at (202) 551-3664 or Brian Cascio, Accounting Branch Chief, at (202) 551-3676 if you have questions.

Sincerely,

Division of Corporation Finance
Office of Life Sciences